SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                     VERSUS TECHNOLOGY, INC.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                        925313-10-8
                       (CUSIP Number)

               William F. Campbell, III, Esq.
                   Dillon, Bitar & Luther
                      53 Maple Avenue
                       P.O. Box 398
                 Morristown, NJ 07963-0398
                       (201) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                       December 6, 1996

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Sched-
ule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]

                           SCHEDULE 13D

CUSIP No.   925313-10-8

1.   NAME OF REPORTING PERSON                  Gary T. Gaisser

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                       PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION          United States


__________________
                  |    7.   SOLE VOTING POWER          5,970,123
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER                0
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     5,970,123
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER            0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                5,970,123

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    16.2%


14.  TYPE OF REPORTING PERSON                              IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   SECURITY AND ISSUER.
          This Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2302 Aero Park Court, Traverse City, Michi-gan 49686, telephone number (616) 946-5868. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.
          (a)  Name:  Gary T. Gaisser
          (b)  Business Address:
                      2320 W. Aero Park Court
                      Traverse City, MI  49686
          (c)  Principal Occupation:  President, Versus
Technology, Inc.
          (d) No convictions in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors).
          (e) Not subject to a judgment, decree or formal order entered in the last five years enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
          (f)  Citizen of the United States of America

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) On October 16, 1995, Mr. Gaisser received 15,000 shares of Common Stock of the Issuer in lieu of $7,500 in fees payable to Mr. Gaisser in connection with his services as a director of the Issuer.

          (b) On June 4, 1996, Mr. Gaisser received options to purchase 1,000,000 shares of Common Stock of the Issuer at $0.375 per share pursuant to the Issuer's Incentive Stock Option Plan. Twenty-five percent of the options become exercisable on December 4, 1996, and an additional twenty-five percent become exercisable each anniversary thereof. The options expire June 4, 2006.

          (c)  As a result of the merger of Olmsted Engineering
Co. ("Olmsted") with a subsidiary of the Issuer, Mr. Gaisser received 5,705,123 shares of Common Stock of the Issuer in exchange for his Olmsted shares.

Item 4.  PURPOSE OF TRANSACTION.
          These shares of Common Stock were acquired for investment.

          Mr. Gaisser reserves the right to sell additional shares of the Common Stock or to purchase additional shares of the Common Stock as market conditions appear favorable and subject to applicable securities laws but has no present plans to do so.

          Mr. Gaisser has no plan or proposals which relate to the actions by the Issuer set forth in the Instructions to Item 4 of Schedule 13D or any action similar thereto.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         As of the date of this Schedule 13D, Mr. Gaisser holds in the aggregate (i) 5,720,123 shares of the Issuer's common stock and (ii) currently exercisable options (described in Item 3(b) above) to purchase an additional 250,000 shares of the issuer's common stock; the total 5,970,123 shares beneficially owned constitute 16.2% of the 36,793,574 shares of Common Stock outstanding and issuable upon exercise of the currently exercisable options described above.

          Mr. Gaisser has had no transactions in the securities of the Issuer, except for the transactions described in Item 3.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

         None.

                     SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this State-ment is true, complete and correct.


Dated: December 18, 1996    By:  GARY T. GAISSER
                                  ________________________
                                  Gary T. Gaisser